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                               HARSCO CORPORATION
                                                                      Exhibit 12
               Computation of Ratios of Earnings to Fixed Charges

                            (In Thousands of Dollars)


                                                                          YEARS ENDED DECEMBER 31
                                                  -------------------------------------------------------------------------
                                                     1999            1998            1997            1996            1995
                                                  ---------       ---------       ---------       ---------       ---------
   Pre-tax income from continuing
        operations (net of minority interest
        in net income)                            $ 142,312       $ 174,874       $ 165,613       $ 145,984       $ 107,073

   Add fixed charges computed below                  37,418          28,417          24,263          26,181          33,121

   Net adjustments for equity companies                 365             139            (694)           (181)           (466)

   Net adjustments for capitalized
        interest                                       (535)            (10)              -               -               -
                                                   --------        --------        --------        --------        --------

   Consolidated Earnings Available
        for Fixed Charges                         $ 179,560       $ 203,420       $ 189,182       $ 171,984       $ 139,728
                                                   ========        ========        ========        ========        ========

Consolidated Fixed Charges:

   Interest expense per financial
        statements (1)                            $  26,968       $  20,504       $  16,741       $  21,483       $  28,921

   Interest expense capitalized                         893             128             128             131             134

   Portion of rentals (1/3) representing
        an interest factor                            9,557           7,785           7,394           4,567           4,066

   Interest expense for equity companies
        whose debt is guaranteed (2)                      -               -               -               -               -
                                                   --------        --------        --------        --------        --------
   Consolidated Fixed Charges                     $  37,418       $  28,417       $  24,263       $  26,181       $  33,121
                                                   ========        ========        ========        ========        ========

Consolidated Ratio of Earnings to
   Fixed Charges                                       4.80            7.16            7.80            6.57            4.22
                                                   ========        ========        ========        ========        ========


(1)  Includes amortization of debt discount and expense.

(2) No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by the Company during the five year period 1995 through 1999.